Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Patriot Coal Corporation for the registration of common stock, preferred stock, debt securities, warrants to purchase its common stock or debt securities, purchase contracts and units, or any combination thereof, and to the incorporation by reference therein of our reports dated February 24, 2010, with respect to the consolidated financial statements and schedule of Patriot Coal Corporation, and the effectiveness of internal control over financial reporting of Patriot Coal Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP

St. Louis, Missouri
February 24, 2010